Exhibit 99.1

Banco Itaú Chile and subsidiaries As of and for the three-month periods ended March 31, 2023 and 2022

The financial information of Banco Itaú Chile as of and for the three-month periods ended March 31, 2023 and 2022 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

Commencing on January 1, 2022, we have implemented the regulatory changes put in place by the new accounting standards compendium issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Mar'23	Mar'22
Total loans			26,691,430	24,874,021
Total assets			40,867,781	37,618,601

Deposits and other demand liabilities			5,344,003	7,243,860
Time deposits and other time liabilities			12,815,920	10,255,805
Interbank borrowings			4,734,426	4,751,122
Debt and regulatory capital instruments issued			8,117,871	7,047,517

Equity			3,364,393	3,139,919
Total equity attributable to equity holders of the Bank			3,361,783	3,136,852
Non-controlling interest			2,610	3,067

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD			With reclassification of financial hedges[1]

In Ch$ million	3M'23	3M'22	3M'23	3M'22
Net operating profit before provision for loan losses	275,857	275,825	334,653	318,511
Loan losses expense[2]	(90,461)	(37,485)	(90,461)	(37,485)
Total operating expenses	(171,966)	(170,709)	(171,966)	(170,709)
Operating income	13,430	67,631	72,226	110,317
Income from investments in companies	1,737	1,762	1,737	1,762
Operating income before income taxes	15,167	69,393	73,963	112,079
Income taxes	59,628	36,774	832	(5,912)
Consolidated income for the period	74,795	106,167	74,795	106,167

Net income attributable to holders of the Bank	74,783	106,146	74,783	106,146
Non-controlling interest	12	21	12	21

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad.

2 - Includes Ch$6.6 billion of additional provisions established during the period ended March 31, 2022.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer